

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2023

Alan Gordon
President, Chief Executive Officer, and Director
Atlantica, Inc.
c/o Richland , Gordon & Company
11450 SE Dixie Highway
Hobe Sound , Florida 33455

      Re: Atlantica, Inc.
          Form 10-K for the year ended December 31, 2022
          File No. 000-24379

Dear Alan Gordon:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction